Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

June 25, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc.
Registration Statement on Form S-1 (File No. 333-225348)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Domo, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 28, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 18, 2018:

(i)	Dates of distribution: June 18, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 7

(iii)	Number of prospectuses furnished to investors: approximately 2,283

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 85

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
MORGAN STANLEY & CO. LLC Acting severally on behalf of themselves and the several Underwriters
MORGAN STANLEY & CO. LLC
By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]